April 3, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Mr. Daniel H. Morris

Re:

CHEC Funding, LLC

Registration Statement on Form S-3; File No. 333-130642

Dear Mr. Morris:

On December 22, 2005, CHEC Funding, LLC (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) via EDGAR its registration statement on Form S-3 (the “Registration Statement”), consisting of a base prospectus and a form of prospectus supplement.

On January 20, 2006, the Company received a letter from the Commission containing its comments related to the Registration Statement’s compliance with Regulation AB (the “First Comments”).  On March 3, 2006, the Company submitted its response letter to the First Comments.  On March 21, 2006, the Company received a letter from the Commission containing its comments related to the Registration Statement’s compliance with Regulation AB (the “Second Comments”).

Submitted below are the Company’s responses to the Second Comments.  For your convenience, we have placed our responses in the order in which the Commission presented its comments and the text of each comment appears in bold and italics before each response.  To facilitate your review, we have responded to each comment and, if applicable, have described how the relevant form was amended in response to that comment.  All page references in this letter are to the relevant marked version of the revised submissions.

Registration Statement

General

1.

Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.  We confirm that we will file unqualified legal and tax opinions on Form 8-K prior to or at the time of each takedown.

2.

When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.  Under separate cover, we will provide you with a copy of our current pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

Stepdown date and trigger events, page S-10

3.

Please add a placeholder confirming that you will identify and discuss, when applicable, any additional trigger events that may affect payment on the offered securities.  We have added a placeholder to confirm that we will identify and discuss, when applicable, any additional trigger events that may affect payment on the offered securities.  Please see page S-10.

Description of the Home Equity Loans, page S-43

4.

We note your response to prior comment 23.  Please reconcile your response with the second sentence of the third paragraph of this section.  We confirm our response to prior comment 23 and we have deleted the second sentence of the third paragraph of the cited section.  Please see page S-42.

Charge-offs and Uncollectible Accounts, page S-81

5.

We believe the disclosure in the section is too vague to be useful to investors.  Please revise to clarify your charge-off policy.  We have revised the cited section by adding disclosure to clarify our charge-off policy.  Please see pages S-80 and S-81.

Prospectus Supplement #2

Optional Purchase of Defaulted Home Equity Loans, page S-25

6.

We note that you have deleted your discussion of the circumstances under which loans may be substituted, yet you have added language addressing the criteria for substitute loans.  Please revise accordingly.  We have revised the cited section to add disclosure describing the circumstances under which loans may be substituted.  Please see page S-15.

The Note Insurer, page S-58

7.

Please revise to provide the information to be inserted.  We have revised the cited section to provide information regarding the note insurer.  Please see page S- 36.

Reports to Noteholders, page S-174

8.

We note the added disclosure on page S-174 of prospectus supplement #2.  We are unable to locate a discussion of reporting obligations in prospectus supplement #1.  Please revise prospectus supplement #1 accordingly.  We have revised prospectus supplement #1 to include disclosure regarding reporting requirements.  Please see pages S-111 and S-112.

9.

In addition, we believe that your discussion of the reporting requirements in the supplements should also include cross-references to the disclosure under “Reporting Requirements” on page 39 of the base prospectus.  Please revise accordingly.  We have inserted cross-references in both prospectus supplements to the disclosure under “Reporting Requirements” on page 39 of the base prospectus.  Please see page S-112 of prospectus supplement #1 and page S-82 of prospectus supplement #2.

Base Prospectus

The Trust Funds, page 21

10.

We note your response to prior comment 28.  Please revise your disclosure to clarify, as you state in your supplemental response, that assets may only be added to the asset pool using the described prefunding and revolving periods.  We have revised our disclosure to clarify that assets may be added to the asset pool only through the described prefunding and revolving periods.  Please see page 20 of the base prospectus.

Additional Information about the Home Equity Loans, page 24

11.

We note your response to prior comment 30.  To clarify, please confirm, if true, that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.  Refer to Item 1100(1) of Regulation AB.  We confirm that all material terms of the underlying agreements that are required to be filed with the Commission will be disclosed in the applicable final prospectus supplement or base prospectus, to be filed in accordance with Rule 424(b).

Derivative Instruments, page 28

12.

Please revise this section to clarify, if true, that the derivative products that may be used in connection with this prospectus are limited to interest rate and currency swaps.  If you anticipate using other derivative instruments, please identify and specifically discuss each instrument.  We have revised the disclosure in the cited section to clarify that the only derivative products that may be used in connection with the base prospectus are (i) swaps to convert floating or fixed rate payments, as applicable on the home equity loans into fixed or floating rate payments, as applicable, on the securities, (ii) cap or floor agreements, and (iii) currency swaps.  Please see pages 26 and 27 of the base prospectus.

13.

We note your response to prior comment 34.  Please revise the base prospectus to confirm that you will provide, if applicable, the disclosure required by Item 1114(b)(2) of Regulation AB.  Please see page 27 of the base prospectus.  The third paragraph under the heading “Derivative Instruments” confirms that the related prospectus supplement will provide disclosure required by Item 301 of Regulation S-K if the aggregate significance percentage related to any entity or group of affiliated entities providing derivative instruments is 10% or more, but less than 20%, for such entity or group of affiliated entities.  The paragraph has been revised to confirm that the related prospectus supplement will provide disclosure required by Regulation S-X if the aggregate significance percentage related to any entity or group of affiliated entities providing derivative instruments is 20% or more for such entity or group of affiliated entities.

14.

In addition, please add placeholders to the supplements indicating, where you intend to provide the disclosure required by Items 1114(b)(1) and (2).  We have added placeholders to each prospectus supplement to indicate where the disclosure would be provided.  Please see page S-134 of prospectus supplement #1 and page S-14 of prospectus supplement #2.

15.

We note your response to prior comment 36.  Please confirm, if true, that you will file any enhancement or support agreements or agreements regarding derivative instruments as exhibits at the time of takedown.  We confirm that all material terms of such agreements will be described in the applicable final prospectus supplement or base prospectus, to be filed in accordance with Rule 424(b).  To the extent that any such material agreements are not described in the disclosure documents filed pursuant to Rule 424(b), the agreements will either be filed on Form 8-K at the time of takedown or, as applicable, following the issuance of the related series of securities and within the permitted time period.

Certain Matters Regarding the Servicer, page 37

16.

We note your response to prior comment 37.  Please revise to state the dates by which each report must be delivered to the depositor.  We have revised the cited section to disclose the dates by which each report must be delivered to the depositor.  Please see page 35 of the base prospectus.

Thank you for your attention to our revised submission.  Please contact Paul M. Johnston at (214) 981-6633 or at pjohnston@centex.com if you would like to discuss any of the matters raised in this letter.  In the alternative, please feel free to contact Reed D. Auerbach, Esquire, of McKee Nelson LLP at 917-777-4400 or at rauerbach@mckeenelson.com.

Sincerely,

CHEC Funding, LLC

/s/ Jesse K. Bray

By: Authorized Officer

cc:

Reed D. Auerbach, Esq.

McKee Nelson LLP

One Battery Park Plaza, 34th Floor

New York, NY 10004

rauerbach@mckeenelson.com